Freedom Internet Group Inc.
151 Calle San Francisco, Suite 200
San Juan, Puerto Rico 00901

February 6, 2020

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Jeffrey Lewis
Ms. Jennifer Monick
Mr. Ronald Alper
Ms. Brigitte Lippmann

Re:         Freedom Internet Group Inc.
Form S-1
Filed January 10, 2020
File No. 333-235873

 Ladies and Gentlemen:

At the request of the U.S. Securities and Exchange Commission (the “Commission”), Freedom Internet Group Inc. (the “Company”) is providing this letter in response to the comments made in the Commission’s letter dated February 4, 2020. Your comments and the Company’s responses are set forth below.

Comment No. 1
Principal Shareholders, page 20. Please identify any greater than 5% beneficial owners underlying the SAFE conversions or advise. See Item 403(a) of Regulation S-K. Also disclose whether your officers and directors plan to acquire shares in the offering. We note your assumption in footnote (1) to the table.

Response:
There are no greater than 5% beneficial owners underlying the SAFE conversion. Officers and directors will not acquire shares in the offering. Please see the revised disclosure to “Principal Shareholders” on page 20.

Comment No. 2
Customers, page 22. Please describe the material terms of your agreements with Wiz Motions, LLC, Offito, LLC, and Growth Stack, Inc., such as the duration, events of default and termination provisions.

Response:
Please see the revised disclosure to “Customers” beginning on page 23.

Comment No. 3
Material Agreements, page 24. Please disclose the milestones that would result in the company's obligations to pay additional cash consulting fees.

Response:
Please see the revised disclosure to “Material Agreements” beginning on page 26.

Comment No. 4
Related Party Transactions, page 28. We note your related party transaction disclosure in footnote 5 to the financial statements and your statement that “the Company is a member of a group of entities affiliated through common management.” Please provide the disclosure required by Item 404(d) of Regulation S-K or advise.

Response:
Although we believe we previously complied with the disclosure required by Item 404(d) of Regulation S-K, we have added additional details to “Related Party Transactions” consistent with the disclosure in footnote 5 to the financial statements. Please see the revised disclosure to “Related Party Transactions” beginning on page 30.

Sincerely,
/s/ Alton “Ace” Chapman, Jr.
Alton “Ace” Chapman, Jr.,
Chief Executive Officer